Exhibit 99.3

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF OBSIDIAN ENERGY LTD.

NOTICE AND ACCESS NOTIFICATION

You are receiving this notification as Obsidian Energy Ltd. (the “Corporation”) has decided to use the notice and access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer for delivery of meeting materials to beneficial holders of its common shares ("Beneficial Shareholders") in connection with the annual and special meeting of shareholders of the Corporation to be held on Thursday, May 7, 2026 (the "Meeting"). Under "notice and access", Beneficial Shareholders receive a proxy or voting instruction form enabling them to vote on the matters to be considered at the Meeting; however, instead of a paper copy of the notice of Meeting and the Corporation's Management Proxy Circular in respect thereof (the “Circular” and together with the notice of Meeting, the “Meeting Materials”), Beneficial Shareholders receive this notification with information on how they may access the Meeting Materials electronically. The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Thursday, May 7, 2026, at 9:00 a.m. (Mountain Daylight Time)
WHERE:	Corporate Offices of Obsidian Energy Ltd. Suite 200, 207 9th Avenue SW, Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Appointment of Auditor: Shareholders will be asked to appoint KPMG LLP as the Corporation’s auditor, at a remuneration to be fixed by the directors of the Corporation. Information respecting the appointment of the auditors may be found under the heading “Matters To Be Acted Upon At The Meeting - Appointment of Auditor” in the Circular.

Election of Directors: Shareholders will be asked to elect seven directors for the ensuing year. Information respecting the election of directors may be found under the heading “Matters To Be Acted Upon At The Meeting – Election of Directors of Obsidian Energy” in the Circular.

Executive Compensation: Shareholders will be asked to hold a non-binding vote on the Corporation’s approach to executive compensation, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Non-Binding Advisory Vote on Approach to Executive Compensation” in the Circular.

Amendment to Stock Option Plan: Shareholders will be asked to approve amendments to the stock option plan more fully described under the heading “Matters To Be Acted Upon At The Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options” in the Circular.

Approval of Unallocated Options: Shareholders will be asked to approve a resolution approving the unallocated options pursuant to the stock option plan and the requirements of the Toronto Stock Exchange Company Manual, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Approval of Amendments to Stock Option Plan and Unallocated Options” in the Circular.

Approval of Unallocated Share Unit Awards issuable under the Restricted and Performance Share Unit Award Plan: Shareholders will be asked to approve a resolution approving the unallocated units pursuant to the restricted and performance share unit plan and the requirements of the Toronto Stock Exchange Company Manual, which is more fully described under the heading “Matters To Be Acted Upon At The Meeting – Approval of Unallocated Share Unit Awards Issuable under the Award Plan” in the Circular.

Other Business: Shareholders may be asked to consider other items of business than may be properly brought before the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE CIRCULAR PRIOR TO VOTING AS THE CIRCULAR HAS BEEN PREPARED TO HELP YOU MAKE AN INFORMED DECISION.

The Meeting Materials can be viewed online through the Corporation’s profile on www.sedarplus.ca or at the following internet address: https://odysseytrust.com/client/obsidian/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial Shareholders may request that a paper copy of the Meeting Materials be sent to them at no cost. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+ by:

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Calling 1-888-290-1175 (within North America) (toll free)
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Calling 1-587-885-0960 (outside North America)
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Following the instructions at: https://odysseytrust.com/notice-and-access/

We estimate that requests must be received by April 24, 2026 in order to receive paper copies of the Meeting Materials in advance of the proxy deposit date and time as set out in the enclosed voting instruction form.

STRATIFICATION

Paper copies of the Meeting Materials will only be provided to Beneficial Shareholders who: (i) have previously requested paper copies of the Meeting Materials; and (ii) have requested they receive paper materials in accordance with the above.

VOTING

Participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan are asked to return their voting instruction form, as applicable, to Odyssey Trust Company using one of the following methods by the proxy deposit date noted on your voting instruction form:

INTERNET:	https://vote.odysseytrust.com
FACSIMILE:	1-800-517-4553
MAIL:	Odyssey Trust Company, Proxy Department Trader’s Bank Building, 1100, 67 Yonge Street Toronto ON M5E 1J8

Beneficial Shareholders (other than participants in the Corporation’s Employee Savings Plan and/or Restricted and Performance Share Unit Plan): Your broker or agent or intermediary will have provided you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. Every broker has its own mailing procedures and provides instructions for voting. You must follow those instructions carefully to ensure your shares are voted at the Meeting.

Beneficial Shareholders with questions or wish to obtain further information about notice and access can call Odyssey Trust Company toll free at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

PLEASE NOTE: You cannot use this notice to vote. If you request a paper copy of the Meeting Materials, you will not receive a new voting instruction form, so you should retain the voting instruction form accompanying this notice in order to vote.